Exhibit 7.1

EXHIBITS	RATIO OF EARNINGS UNDER UK GAAP TO FIXED CHARGES	Exhibit 7.1

	Year ended 31st December
	2004	2003	2002	2001	2000
	(in £ millions except for ratios)
Fixed Charges
Total Interest excluding interest on trading liabilities and interest on deposits	2,080	1,877	2,045	2,669	1,896
Interest on trading liabilities	7,414	4,933	4,297	5,824	5,024
One third of rental expense	91	85	87	95	74

Total fixed charges excluding interest on deposits	9,585	6,895	6,429	8,588	6,994
Interest on deposits and current accounts	4,741	3,944	3,811	4,818	4,778

Total fixed charges including interests on deposits	14,326	10,839	10,240	13,406	11,772

EARNINGS
Income before taxes and minority interests (a)	4,603	3,845	3,205	3,425	3,392
Fixed charges excluding interest on deposits	9,585	6,895	6,429	8,588	6,994

	14,188	10,740	9,634	12,013	10,386

Less
Unremitted pre-tax loss/(income) of associated companies and joint ventures	(44)	(21)	11	13	14

Total earnings excluding interest on deposits	14,144	10,719	9,645	12,026	10,400
Interest on deposits and current accounts	4,741	3,944	3,811	4,818	4,778

Total earnings including interest on deposits	18,885	14,663	13,456	16,844	15,178

RATIO OF EARNINGS TO FIXED CHARGES
Excluding interest on deposits	1.48	1.55	1.50	1.40	1.49

Including interest on deposits	1.32	1.35	1.31	1.26	1.29

Note

a)	There was a difference in the income before tax and minority interests in 2004 between Barclays PLC and Barclays Bank PLC of £9m (2003: nil, 2002-2001 £2m, 2000: nil). There is no impact on the above ratios as a result of this difference.